SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.           )
ReSearch Pharmaceutical Services, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
U76095105
(CUSIP Number)
Daniel Raynor
c/o The Argentum Group
60 Madison Avenue, Suite 701
New York, NY 10010
(212) 949-6262

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2009
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	U76095105	SCHEDULE 13D	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS BR Associates, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		905,632*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		905,632*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905,632*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*    Pursuant to an escrow agreement entered into on August 30, 2007, Argentum Capital Partners, L.P., an affiliate of the reporting person, will receive approximately 34,481 shares on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105	SCHEDULE 13D	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS Argentum Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		905,632*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		905,632*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905,632*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*    Pursuant to an escrow agreement entered into on August 30, 2007, Argentum Capital Partners, L.P. will receive approximately 34,481 shares on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105	SCHEDULE 13D	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS Argentum Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,813,809*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,813,809*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,813,809*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*    Pursuant to an escrow agreement entered into on August 30, 2007, Argentum Capital Partners II, L.P., an affiliate of the reporting person, will receive approximately 183,284 shares on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105	SCHEDULE 13D	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS Argentum Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,813,809*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,813,809*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,813,809*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*    Pursuant to an escrow agreement entered into on August 30, 2007, Argentum Capital Partners II, L.P., an affiliate of the reporting person, will receive approximately 183,284 shares on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105	SCHEDULE 13D	Page	6	of	10 Pages

1	NAMES OF REPORTING PERSONS Argentum Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,813,809*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,813,809*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,813,809*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*    Pursuant to an escrow agreement entered into on August 30, 2007, Argentum Capital Partners II, L.P. will receive approximately 183,284 shares on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105	SCHEDULE 13D	Page	7	of	10 Pages

1	NAMES OF REPORTING PERSONS Daniel Raynor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		5,766,604*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,766,604*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,766,604*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

15.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*    Pursuant to an escrow agreement entered into on August 30, 2007, Argentum Capital Partners, L.P., Argentum Capital Partners II, L.P., and Dan Raynor (whose shares are held by CGM IRA Custodian f/b/o Daniel Raynor) will receive approximately 34,481, 183,284, and 1,796 shares, respectively, on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105	SCHEDULE 13D	Page	8	of	10 Pages
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of ReSearch Pharmaceutical Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 520 Virginia Drive, Fort Washington, Pennsylvania 19034.
Item 2. Identity and Background
     This Statement is being filed by BR Associates, Inc., a Delaware corporation, which is the general partner of Argentum Capital Partners, L. P., a Delaware limited partnership, and by Argentum Investments, LLC, a Delaware limited liability company, which is the managing member of Argentum Partners II, LLC, a Delaware limited liability company, which is the general partner of Argentum Capital Partners II, L.P., a Delaware limited partnership, and Daniel Raynor, an individual and citizen of the United States of America (collectively, the “Reporting Persons”). The Reporting Persons’ principal business is investing in later stage companies. Mr. Raynor is the Chairman of BR Associates, Inc., the managing member of Argentum Investments, LLC, and the beneficiary of CGM IRA Custodian f/b/o Daniel Raynor. Mr. Raynor has disclaimed beneficial ownership of the shares held by Argentum Capital Partners, L.P. and Argentum Capital Partners II, L.P. The Reporting Persons’ principal office and principal business address is 60 Madison Avenue, Suite 701, New York, NY 10010.
     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding. During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amounts of Funds or Other Consideration
     The Reporting Persons, through Argentum Capital Partners, L.P., Argentum Capital Partners II, L.P., and CGM IRA Custodian f/b/o Daniel Raynor, purchased a total of 4,102,484 shares of Series A Preferred Stock, Series B Preferred Stock (collectively, “Preferred Stock”), and warrants to purchase 175,000 shares of common stock in an investment in the Issuer’s predecessor corporation (“Former RPS”) in conjunction with a management led buyout in 2001 and in subsequent rounds of financing. On August 30, 2007, Former RPS merged with and into a wholly-owned subsidiary of Cross Shore Acquisition Corporation (“Cross Shore”), a blank check company incorporated as a vehicle to acquire one or more operating companies in the United States (the “Merger”). As a result of the Merger, the shares of Preferred Stock of Former RPS were exchanged for the Shares at a ratio of 1.4056375 Shares for each share of Preferred Stock, the warrants were exercised and exchanged at a ratio of 1.4056375 Shares for each share of Former RPS common stock underlying each warrant, and Cross Shore changed its name and became the Issuer. The exchange of Former RPS Preferred Stock and warrants for the Shares in the Merger was the sole source and amount of consideration used by the Reporting Persons to acquire the Shares.
Item 4. Purpose of the Transaction
     The Shares owned by the Reporting Persons are for investment purposes and were acquired by the Reporting Person through investments in Former RPS and the Merger. Mr. Raynor is a director of the Issuer, and the Reporting Persons’ ownership of the Issuer’s Shares serves to align the interests of the Issuer’s stockholders with the Reporting Persons. The Reporting Persons may, from time to time, depending upon market conditions and other investment considerations, purchase additional Shares for investment or dispose of Shares.

CUSIP No.	U76095105	SCHEDULE 13D	Page	9	of	10 Pages
     As a director of the Issuer, Mr. Raynor regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, Board of Directors, management, policies, governing instruments, capitalization, securities, regulatory, or reporting obligations of the Issuer. Except as noted above or in public filings by the Issuer, the Reporting Persons have no plans or proposals that relate to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for the issue and subsequent exercise of stock options to employees, directors, and officers of the Issuer from time to time;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) any action similar to any of those enumerated.
Item 5. Interest in Securities of the Issuer
     (a) See rows 11 and 13 of each cover page for the Reporting Persons named above. Item 2 and Item 4 are hereby incorporated by reference.
     (b) See rows 7 through 10 of each cover page for the Reporting Persons named above. Item 2 and Item 4 are hereby incorporated by reference.
     (c) The Reporting Persons have not made any transactions in the Shares during the last 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     In connection with the Merger, on August 30, 2007, Argentum Capital Partners, L.P., Argentum Capital Partners II, L.P., Mr. Raynor, and the other shareholders of Former RPS (collectively, the “Former RPS Shareholders”), entered into an escrow agreement whereby the Former RPS Shareholders placed 1.5 million of the Shares into an escrow fund. The Shares in the escrow fund are beneficially

CUSIP No.	U76095105	SCHEDULE 13D	Page	10	of	10 Pages
owned on a pro-rated basis by the Former RPS Shareholders. Pursuant to the terms of the escrow agreement and because there were no claims made against the escrow fund, 60% of the escrow shares (900,000 shares) were released from the escrow account on August 30, 2008. The remainder of the Shares in the escrow fund will be released on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The Former RPS Shareholders have all the rights, privileges, powers, and remedies appurtenant to and arising from their proportionate ownership of the Shares, including the right to vote their proportionate share of the Shares, and the right to receive all cash dividends and other distributions made on the Shares, if any.
Item 7. Material Filed as Exhibits
     There are no materials to be filed as exhibits.
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 15, 2009

B.R. ASSOCIATES, INC.	ARGENTUM PARTNERS II, LLC

By: /s/ Daniel Raynor Name: Daniel Raynor	By: Argentum Investment, LLC its Managing Member
Title: Chairman

By: /s/ Daniel Raynor

Name: Daniel Raynor
Title: Managing Member

ARGENTUM CAPITAL PARTNERS, L.P.	ARGENTUM CAPITAL PARTNERS II, L.P.

By: BR Associates, Inc.	By: Argentum Partners II, LLC
its General Partner	its General Partner

By: Argentum Investments, LLC its Managing Member

By: /s/ Daniel Raynor	By: /s/ Daniel Raynor

Name: Daniel Raynor	Name: Daniel Raynor
Title: Chairman	Title: Managing Member

ARGENTUM INVESTMENTS, LLC	CGM IRA CUSTODIAN F/B/O DANIEL RAYNOR

By: /s/ Daniel Raynor	By: /s/ Daniel Raynor

Name: Daniel Raynor	Name: Daniel Raynor
Title: Managing Member